UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Boca Code School, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Florida

Date of organization
January 24, 2020

Physical address of issuer
7035 Beracasa Way #207, Boca Raton, FL 33433

Website of issuer
www.bocacode.com

Name of intermediary through which the offering will be conducted
Miventure, Inc.

CIK number of intermediary
0001804083

SEC file number of intermediary
007-00227

CRD number, if applicable, of intermediary

308661

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The intermediary will be paid 7% based on the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary owns no interest in the issuer, directly or indirectly, and will not acquire an interest as part of the offering.

Name of qualified third party "Escrow Agent" which the offering will utilize

Texas Capital Bank, N.A.

Type of security offered

Debt

Target number of securities to be offered

As many notes needed to match the final offering amount.

Price (or method for determining price)

The notes are being valued at face value. If you invest $100, you will receive a Term Note valued at $100. We do not anticipate ever putting a value on the notes in the future.

Target offering amount

$50,000

Oversubscriptions accepted

☑ Yes
☐ No

Allocation of oversubscriptions

☑ First-come, first-served basis
☐ Pro-rata basis
☐ Other

Maximum offering amount (if different from target offering amount)

$200,000

Deadline to reach the target offering amount

March 19, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

6

	2019 - Most Recent Fiscal Year	2018 - Prior Fiscal Year
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenue/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

*The business was formed in 2020. Please see the financial statements in Appendix B.

The jurisdictions in which the Issuer intends to offer the securities

Alabama, Alaska, American Samoa, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Northern Mariana Islands, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Boca Code School, LLC.

Issuer

Todd Albert

Authorized Signer

CEO

Title

Todd Albert (Dec 15, 2020 16:23 EST)

Signature

& Alan Miller, Controller

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Boca Code School, LLC.

Issuer

Todd Albert

Authorized Signer

CEO

Title

Todd Albert (Dec 15, 2020 16:23 EST)

Signature

& Alan Miller, Controller

APPENDIX

APPENDIX A: Offering Memorandum

APPENDIX B: Investment Risks

APPENDIX C: Financial Statements

APPENDIX D: Investment Agreement

APPENDIX A



BOCA CODE SCHOOL, LLC.
FORM C - OFFERING MEMORANDUM
December 18, 2020

facilitated by



OFFERING MEMORANDUM

As required under Regulation Crowdfunding, the purpose of this document is to provide potential investors sufficient information about the company's offering so investors can make an informed decision. This document provides all the offering information as required by the Securities and Exchange Commission ("SEC"), under 17 CFR §227.201.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) COMPANY INFORMATION

Company Name:	Boca Code School, LLC.
Entity Type:	Limited Liability Company
Formation Date:	01/24/2020
Jurisdiction of Formation:	Florida
Physical Address:	7035 Beracasa Way #207 Boca Raton, FL 33433
Website:	www.bocacode.com

(B) DIRECTORS AND OFFICERS

Person #1	
Name:	Todd Albert
Title with Company	CEO / Founder
Start Date:	01/24/2020
Other Experience (Last 3 years):	*Head of Development* Myphoto.com April 2018-June 2020 *Founder and Head of Development* Nebular Agency April 2015-April 2018

Person #2	
Name:	Alan Miller
Title with Company:	Controller
Start Date:	03/12/2020
Other Experience (Last 3 years):	*VP of Finance* @Myphoto.com June 2018 to Present

(C) PRINCIPAL OWNERS WITH 20% OR MORE OF VOTING POWER

Name:	*Ownership (%)*
Todd Albert	51%

(D) BUSINESS DESCRIPTION AND PLAN

Business Overview
Boca Code is a coding school located in Boca Raton, Florida that offers online and in-person courses. Boca Code launched their coding school in May 2020.
Boca Code is different from a traditional coding school in that it offers comprehensive tech training for students using real development projects for real development clients. Their unique business model empowers their students to contribute to real development projects from day one.

Boca Code will have three (3) primary lines of revenue which includes a Full Term Course Load (10 weeks), Short Courses, and Development Services. Boca Code's business model includes:

(1) Targeting newer, rapidly-growing tech communities in South Florida, where the growth in jobs is continually outpacing the flow of talent. This means Boca Code graduates will have a better chance of finding a relevant-tech job.

(2) Taking on development projects for small, local businesses. Boca Code students have the opportunity to work on real development projects, rather than boilerplate, preformatted assignments. This gives them real-world experience, hands-on with actual projects, having to meet client requirements and pass stringent code reviews. No other school offers this to their students or to the community.

(3) Supporting their students from the very beginning throughout their career. Once you join Boca Code, you become part of the Boca Code Community. If a Boca Code Alum finds themself struggling with a tough coding challenge three years into their career, they can connect with Boca Code to ask for help. This means they never go into the tech world without a lifeline. Plus, Boca Code will continue to post available jobs to the Boca Code community.

(4) Hosting free workshops to help provide guidance for people looking to get into the tech industry or to discuss relevant topics for experienced tech professionals. These workshops are not just great networking opportunities, but they help provide free guidance for anyone interested in the tech industry at all levels.

Boca Code has 15 students and has serviced 4 development clients as of the date of this document.

Products & Services Offered (3)

1. Full-Term Course Load
A 10-week immersive Career Course Load geared to transform students with no tech experience into tech professionals. The course load will cost $10,500 and includes learning skills in:

- HTML5
- CSS 3
- JavaScript
- CSS Frameworks
- Bootstrap
- Flexbox
- Version control with Git
- Deploy with Firebase
- Basic User Interaction / UX
- Forms
- Event Handling
- Connect to 3rd-Party APIs
- Functions and arguments
- Variable scope
- Algorithms
- Data structures
- SOLID principles
- NodeJS
- Package management
- Frameworks
- Boilerplates
- Agile / Scrum Basics
- Peer programming
- Code review
- Cloud functions
- Database basics
- Relational databases
- Real-time databases
- NoSQL databases
- CRUD
- Debugging code
- React
- Props vs State
- Routing
- Functional Components
- Class Components
- Component Libraries
- Intro Electron
- Intro to React Native
- Preparing a resume
- The cover letter formula
- Interviewing

- Finding a job
- How to Freelance
- Presenting your work

- Code challenges
- Pricing yourself
- Negotiating

2. Short Courses

Boca Code will offer a variety of Short Courses in various introductory and advanced subjects. These short courses will allow Boca Code to serve both the uncertain individual looking to test their tech aptitude and will also serve existing professionals looking for advanced training. Boca Code offers the following short courses:

- Intro to Web Development - $750
- React Short Course - $1,250
- Javascript & Node - $1,250
- Mobile App Development - $750
- Python & Django - $750
- Intro to UX Design - $850
- Data Analytics and Python - $1,250
- AR, VR, and Game Development - $750
- More to come.

3. Development Services

Boca Code will offer real development services to include UX design to local businesses at affordable rates to facilitate their courses training and apprenticeship programs. The rates vary based on the project.

Market

The typical code school student is 31, has a college degree, has worked for 6 years, but not in tech, and makes under $45,000. Over 20M people in the U.S. fit this description. In 2019, code schools served only 23k students and made over $309M in revenue and this number is increasing 13% year over year. We wish to expand that market by reaching individuals, primarily in tier-2 markets, (quickly-growing tech communities outside of the major markets of Silicon Valley, New York City, and other large tech hubs) that aren't already being served by existing code schools. Microsoft estimates that there will be over 149M new tech jobs over the next 5 years, so that represents a nearly $2T addressable market.

Competitors

Locally, our closest competitors are Ironhack and Wyncode in Miami, FL which is over 50 miles away from our classrooms in Boca Raton, FL. Ironhack and Wyncode have similar business models, however, they do not offer introductory or advanced short courses and their students work on boilerplate, preformatted projects rather than real projects for real companies. Plus, they do not adequately prepare their students to excel in the tech industry by failing to address many of their skill gaps.

Other schools, like General Assembly (GA), offer mostly online education. GA is one of the only other schools that does offer short courses, however, the prices may be perceived as high. Plus, they have little local connection or knowledge and do not work on real projects.

Opportunity

The economy is increasingly shifting towards digital and this is only being accelerated by COVID-19. Tech companies here in South Florida in particular are struggling to meet their staffing needs as the growing demand for tech talent continues to out-pace the supply with no end in sight. This is actually our biggest bottleneck to our local economic growth. And this same problem exists in many other communities that we can also serve through virtual courses, retreat workshops, and new locations as we expand.

Achievements

- As of September, Boca Code has finished teaching our 4th short course and completed our licensure application with the state of Florida.

- Boca Code has made strategic relationships with local tech organizations, businesses, incubators, accelerators, and nonprofits such as Palm Beach Tech, 1909, Imanyco, City Furniture, Premier Virtual, MyPhoto, The Silverlogic, Crescent Solutions, RealTrad, SRT Labs, Serberus, DNA for Insta, Campbell Creative, and World Franchise Group.

- Boca Code has completed their 6th course, serviced their 20th student and brought on their 5th development client as of the date of this document.

- Boca Code has exceeded every milestone and projection for both student enrollments and development clients and already have students committed to nearly every course we teach for the next 12 months.

Financial Statements

Historical Financial Statements

Please see Appendix C for historical financial statements. The financial statements provided are as of March 31, 2020 and any more recent financial updates may be found in this Form C Offering Memorandum.

Pro Forma Financial Forecast (5-years)



Pro Forma Income Statement (5-years)

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	**$112,788**	**$703,900**	**$1,906,638**	**$3,598,988**	**$5,392,838**
Cost of Sales	**$170,064**	**$341,431**	**$755,977**	**$1,226,696**	**$1,812,609**
Gross Profit	**($57,276)**	**$362,469**	**$ 1,150,661**	**$2,372,292**	**$3,580,229**
Operating Expenses*	**$148,518**	**$268,177**	**$449,436**	**$749,676**	**$1,050,595**
Administrative Salaries	$22,083	$54,193	$105,811	$188,731	$294,542
Office Space	$29,889	$80,184	$113,281	$196,800	$310,081
Marketing	$87,028	$120,000	$207,026	$327,027	$385,536
Other Expenses	$9,518	$13,800	$23,318	$37,118	$60,436
NET INCOME	**(-$91,242)**	**$94,292**	**$701,225**	**$1,622,616**	**$2,529,634**

Please note that the sum of the Administrative Salaries, Office Space, Marketing, and Other Expenses will make up the total Operating Expenses.

Management Team
Dr. Todd H. Albert is our Founder & Lead Instructor. Todd was a Professor and NASA Research Fellow. From teaching Middle School to running his own University program, he has always had a passion for pedagogy. As a child, while his friends were playing video games, he was coding them. After 15 years he retired from academia to launch Nebular, a software agency. He immediately saw the need for a top-quality code school. Todd is a Founder, teacher, and software engineer.

Alan Miller, CA, SA, CPA is our Co-Founder. Alan is a Financial accountant with an MBA in Entrepreneurship and Leadership, a CA and CPA with 13 years experience, including over 2 years working with our Founder. He has worked for the last 3 years as the VP of Finance for MyPhoto.com.

Note From the Owner(s)
Meet Dr. Todd Albert, the founder of Boca Code

Why Create a Coding School?

Education is my passion. After completing my NASA Research fellow in 2004, I began my experience as an educator. From teaching in middle school to community college, to multiple universities as a professor, education has always had a place in my heart. My 'a-ha' moment was when I realized that technology was the fastest growing industry and that there were not enough accelerated programs to help people land jobs as fast as they were becoming available. I needed to create a new type of school. One that can get students to a paid gig as fast as reasonably possible. This was how Boca Code was born and how my passion for education continues.

What Makes Boca Code Different?

Boca Code is different than many tech programs because we teach you all the skills you need to learn by having you participate in real-live development projects from day one. Our unique business model helps keep course costs down while giving students real world experience the moment they join Boca Code. As an educator, my goal is to ensure that each of my students can walk out not just with the technical skills they need to get a job, but also get the hands on experience with talking to clients, writing resumes, and the project management skills needed to tackle a development project by themselves. At Boca Code we don't pride ourselves on education alone, we pride ourselves on the ability to get our students jobs.

What was Your Biggest Challenge with Boca Code?

Starting a school, which is technically a highly-regulated business, requires a lot of help. From applying for licenses to setting up course plans, to creating budgets and accounting for years ahead. I had to bring on the right talent and more importantly, someone with passion. After searching the education and tech communities, I was lucky enough to partner with coding instructors that didn't just have the tech experience to help build our coding program but also the requisite experience to market our brand and our mission. This is only the start of our dream team taking shape.

Why Do You Think Boca Code Will Succeed?

Honestly, I think this pandemic has left many people in non-tech roles out of jobs. We are talking about millions of people affected that need a way to help support their families, themselves, and their communities. Me and my team are working day and night to set up Boca Code to most efficiently get students back out into the workforce. Not for our success, but for theirs. With our experience, passion, and unique business model, we genuinely believe we can give thousands of people a chance for a new beginning with a new job.

(E) NUMBER OF EMPLOYEES

The company has 6 employees as of the date of this document.

(F) RISK OF INVESTING

General Risks
A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. BE AWARE THAT THE OFFERING MEMORANDUM MAY INCLUDE FORWARD LOOKING STATEMENTS WHEN MAKING AN INVESTMENT DECISION.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR

THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Industry-Specific Risks

Investing in a coding school can be risky due to the possibility of no students enrolling due to not having expendable time or the ability to afford classes. However, Boca Code offers multiple time slots plus is affordable compared to the other coding schools in the market. Plus, the data shows that the number of coding school applicants is increasing due to growth in tech jobs. Microsoft estimates that there will be over 149M new tech jobs over the next 5 years, so that represents a nearly $2T addressable market.

Having two sides to our business (students and development clients) may require more operational effort and cost to fulfill both sides of the market with marketing and business development. At the same time, having dual markets also makes it less risky since having development clients will supplement revenue should there be a shortage in student enrollment.

Education compliance requirements and future changes is a potential risk as most education organizations require some sort of license that requires compliance. Should the business fail compliance, it is possible for their license to be suspended or revoked causing sales to be negatively impacted.

Please refer to Appendix B to learn more about the risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

Target Offering Amount:	$50,000
Target Offering Deadline:	March 18, 2021

(H) MAXIMUM OFFERING AMOUNT

WIll the company accept investments in excess of the Target Offering Amount?	Yes
Maximum Offering Amount:	$200,000
How will oversubscriptions be allocated?	First come-first served

(I) USE OF FUNDS

Boca Code will use the funds to expand their business by investing in marketing, hiring, and product development.

The funds will be used as follows:

	Target Offering Amount	*Maximum Offering Amount*
Hiring	$15,500	$62,000
Marketing	$25,500	$62,000
Product Development	$5,500	$62,000
Miventure Listing Fee (7%)	$3,500	$14,000
Total Proceeds	**$50,000**	**$200,000**

The amounts listed are estimates and may change due to strategic and/or economic factors.

(J) MAKING AN INVESTMENT; CANCELING

How to Invest
- Download the Miventure App on the App Store or Google Play;
- Provide your personal information, connect your bank account, and agree to disclosures;
- Open the Campaign on the Miventure App;

- Select the "Invest $100 or more" button, enter an amount and select the Invest button ;
- Agree to the terms and conditions and select the "Confirm Investment" button;
- Miventure will notify investors when the target offering amount has been met.

Closing the Offering Early

If the business reaches the Target Offering Amount prior to the Target Offering Deadline, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

How to Cancel an Investment
- Investors may cancel an investment commitment by emailing info@miventure.com until 48 hours prior to the Target Offering Deadline
- If an investor does not cancel an investment commitment before the 48-hour. period prior to the Target Offering Deadline, the funds will be released to the business upon closing of the offering and the investor will receive securities in exchange for his or her investment.

(K) MATERIAL CHANGES

If a material change is made to the offering by the business and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed investment funds will be returned to the investor.

(L) VALUE OF THE SECURITIES

The business is offering debt securities in the form of Term Notes. Each Term Note is being offered at their face value. If you invest $100, you will receive a Term Note valued at $100. The business does not intend to change the value of the Term Notes in the future.

(M) SECURITIES OFFERED

Terms

The investor is purchasing a Term Note from the business which creates a lender relationship between the investor and the business. The investor is lending capital to the business in exchange for a return of principal plus interest.

Each Term Note is being offered at their face value. If you invest $100, you will receive a Term Note valued at $100. The business does not intend to change the value of the Term Notes in the future.

Investment Type:	Term Note
Maturity:	48 Months
Investor Return:	32% Total (8% yearly)
Securitization:	Unsecured
Seniority:	Subordinated
Payment Frequency:	Monthly
Payment Start Date:	No more than 60 days after the offering has ended.
Early Repayment:	The issuer has the option to repay the total unpaid principal plus the target return before the maturity date.

Voting Rights

As debt securities, Term Notes do not have voting rights. Term Note holders should be aware that they have no voting power in the business whether they are minority or majority Term-Note holders. The majority shareholders have the voting power to decide what is best for the company.

Modifications

The terms of the Term Note may not be amended or modified at any time unless it is agreed upon by the business and by investors who in aggregate hold 50% of the Term Notes or more, measured by the total amount outstanding under each Term Note.

Restrictions on Transfer

The Term Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities where issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investors;
3. As part of an offering registered with the U.S. Securities and Exchange Commision; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Securities Issued

The LLC Units below have been issued prior to this offering. Similar to owning shares in a corporation, LLC units represent ownership interests in an LLC that collectively equal 100% ownership in the LLC. There are no other types of securities issued and outstanding as of the date of this Form C.

Name of Security	LLC Units
Par Value	$0.22727
Outstanding Shares	7,160,000 / 10,000,000
Voting Rights	Yes
Anti-dilution Rights	No
Difference between Term Notes being offered	The Term Notes offered do not have voting rights or anti-dilution rights.

Principal Owners with 20% or More Voting Power

Name	Ownership (%)	Type of Securities
Todd Albert	51%	LLC Units

Effect of Other Securities Offered

The sale of additional debt or equity-based securities could have rights that are superior to those in this offering. For example, the business could issue other debt-securities in the future that are secured by business assets.

Sale of Business

If the business is sold there is a chance that the new business owners will assume the debt. However, if the business goes into default, the investor may lose all or some of their initial investment.

Early Repayment

The Borrower may repay the loan in full any time prior to the maturity date and has two (2) options when it comes to early repayment:

(1) If the business decides to prepay the loan in full prior to the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the half-life of the loan.

> *Example: If the loan is $100 and the terms is 4 years at a total target return of 40% and the business wants to repay the full loan after only 3 months into the life of the loan, then the business must pay off the principal of $100 and the unpaid accrued interest of $20 (2-years of accrued interest). The total loan due is updated from $140 to $120.*

(2) If the business decides to repay the loan in full after the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the month requesting early repayment.

> *Example: If the loan is $100 and the terms are 4 years at a total target return of 40% and the business wants to repay the full loan on the 30th month payment is due, then the business must pay off the principal of $100 and the unpaid accrued interest of 30 months ($25). The total loan due is updated from $140 to $125.*

(N) FUNDING PORTAL

The Funding Portal is licensed by the Securities and Exchange Commission and FINRA.

Funding Portal Name:	Miventure, Inc.
CIK:	0001804083
SEC File:	007-00227
CRD:	308661

(O) FUNDING PORTAL COMPENSATION

Miventure will be paid 7% of the total dollar amount received by the company in this offering, and shall only be paid if the target offering amount has been reached. The intermediary does not receive compensation if the target offering amount is not reached. Miventure will not receive any direct or indirect interest in the Company, and there is no arrangement for Miventure to acquire such interest in any other way.

(P) COMPANY DEBT

Below is the existing debt of the issuer at the time of this Form C.

Debtor Name	Debt Amount	Interest Rate (%)	Maturity Date	Other Material Terms
TD Bank	$20,000	8.5%	Aug. 2025	N/A
Citizens Bank	$25,000	11.18%	Mar. 2025	N/A
BB&T	$25,000	7.74%	Mar. 2025	N/A
Lending Point	$21,200	11.74%	May 2024	N/A
Chase Bank	$48,800	13.24%	Not Applicable	Company Credit Card

(Q) OTHER EXEMPT OFFERINGS

The Company has not conducted any other offerings since the company's inception.

(R) TRANSACTIONS BETWEEN THE COMPANY AND OTHER PARTIES

The Company has not entered into any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding since the beginning of the issuer's last fiscal year.

(S) FINANCIAL CONDITION OF THE COMPANY

Sources of Capital

- Boca Code has a total debt of $140,000 since the date of this document. See section P (Company Debt) for more details.
- The founders have contributed a total of $81,000 of their personal funds.
- Boca Code has raised a total of $25,000 from outside angel investors.

Operating History

- Signed up its first development client in May 2020.
- Signed up first set of students in June 2020.
- Boca Code has 4 teachers and a total of 6 staff members as of the date of this document.
- Spends roughly $31,500 a month as of the date of this document.
- Achieved revenue of $72,000 as of the date of this document.
- Reached expenses of $252,000 as of the date of this document.
- Currently have recurring revenue from sales and have cash in the amount of ~$25,000 with ~$15,000 in available credit
- FInished teaching 6th course, Serviced 20th student, and brought on 5th development clients as of the date of this document

Forecasted Milestones

- Achieve $700,000 in revenue and $88,000 net profit per year by 2021.
- Achieve $1,900,000 in revenue and $690,000 net profit per year by 2022.
- Achieve $3,600,000 in revenue and $1,600,000 net profit per year by 2023.
- Achieve $5,400,000 in revenue and $2,500,000 net profit per year by 2024.
- Achieve $8,175,000 in revenue and $4,200,000 net profit per year by 2025.
- Have served over 3,500 students by 2025 with 5 locations worldwide.

(T) FINANCIAL STATEMENTS

Please see Appendix C for complete financial statements. The financial statements provided are as of March 31, 2020 and any more recent financial updates may be found in this Form C Offering Memorandum.

(U) CRIMES AND DISCIPLINARY ACTIONS

No key members of the company have committed any crimes or have received any disciplinary actions as described in 17 CFR 227.503(a).

(V) PROGRESS OF THE OFFERING

To see how much has been invested in this Offering, go to the Miventure app and open the campaign screen to see the progress.

(W) ANNUAL REPORTS

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Annual Reports may not be available in the future due to regulatory changes. Should anything change, we will let you know.

(X) REPORTING OBLIGATIONS

The Company has never failed to comply with ongoing reporting requirements under Regulation Crowdfunding.

(Y) OTHER IMPORTANT INFORMATION

The Company has no other important information to report.

(Z) CERTIFICATION

I certify that the business information in this Offering Memorandum was provided by Boca Code School, LLC. and is both accurate and true at the time of this document being signed. Feel free to ask me any questions via the Miventure app.

Todd Albert (Dec 15, 2020 16:23 EST)

Todd Albert, CEO
Boca Code School, LLC.

INVESTMENT RISKS

The investment risks below are associated with investing in Boca Code School LLC. on the Miventure App. Please refer to the Offering Memorandum in Appendix A to view more information regarding the risks to this offering.

RISK OF LOSING YOUR MONEY. If the company goes out of business or defaults on the loan (term notes), you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS. The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

RISK OF CHANGES IN ECONOMIC CONDITIONS. Factors not controlled by the business like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability grow and operate.

RISK OF UNSECURE INVESTMENTS. The term notes being offered are not secured by any of the business's assets. The term note is not collateralized, it does not have a personal guarantee,and it is not insured by the FDIC or any other entity.

RISK OF A SUBORDINATED LOAN. The term note may be subordinated or is of lower priority to be repaid compared to all other debts of the company that come from banks, commercial lenders, equipment financing institutions, and/or other business lenders.

RISK OF TAX CONSEQUENCES. Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING. The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE. The business may act negligently in their day to day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF OFFERING LIMITED SERVICES. The company offers limited services that attract a particular type of consumer which makes the business vulnerable to consumer preference or trends.

RISK OF LACK OF ACCOUNTING CONTROLS. Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose a small business to liability and miscalculation of financial growth.

RISK OF BEING REGULATED. Businesses that are regulated by a federal and/or state organization are required to be compliant within federal or state standards in order to operate. Should the business fail compliance, it is possible for their license to be suspended or revoked causing sales to be negatively impacted.

RISK OF COMPETITION. The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE. As a term note holder without voting power, you will not be able to participate in the company's decisions that will determine the future of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT. You cannot sell your term notes for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS. The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF INCOMPLETE OFFERING INFORMATION. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION. The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the company is permitted to stop providing information in certain circumstances.

RISK OF UNINSURED LOSSES. The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS. If the company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might be investors to collateralized debt giving them the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

RISK OF HAVING A LIMITED UPSIDE. Debt securities include a maximum amount you can receive. You cannot receive more than that even if the company is significantly more successful than your initial expectations.

RISK OF LIMITED DEFAULT RIGHTS. In the event of a default, you will not be able to enforce your rights individually. Instead, a representative will be appointed according to the procedures set forth in the Investor Agreement. It's possible that you may not agree with the representative chosen or their methods.

RISK OF COVID-19 IMPACT. The ongoing COVID-19 pandemic may impact the company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the company can not guarantee that it will resume operations in the future.

RISK OF A TWO-SIDED MARKET. Managing a two-sided market may require more operational effort and cost due to the expectation fulfill both sides of the market with marketing and business development. There is a chance that one or both sides of the market may not be fulfilled and the business is negatively impacted or fails.

RISK OF REAL ESTATE RISK. Company is still in the process of securing or extending a lease, which will be necessary to conduct operations. To the extent they are unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk especially applies to brick and mortar businesses.

RISK OF HAVING A LIMITED OPERATING HISTORY. The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

RISK OF NOT BEING EQUITY. The business is offering debt securities (term notes), not equity. Your investment return is capped at the interest rate or target return you agree too in the offering as opposed to investing in equity securities where your investment return would continue to grow based on the overall valuation growth of the company.

RISK OF NO STUDENTS. Investing in a coding school can be risky due to the possibility of no students enrolling due to enrollment costs and lack of expendable time. However, Boca Code offers multiple time slots plus is affordable compared to the other coding schools in the market. The data also shows that the number of coding school applicants is increasing due to growth in tech jobs.

APPENDIX C

FINANCIAL STATEMENTS

BOCA CODE SCHOOL LLC

Boca Raton, Florida

Financial Statements

March 31, 2020

CUKJATI CPA PLLC
Certified Public Accountants
Pensacola, Florida

CUKJATI CPA PLLC
Certified Public Accountants
Pensacola, Florida

BOCA CODE SCHOOL LLC

--- INDEX ---

1

CUKJATI CPA PLLC
Certified Public Accountant
Pensacola, Florida
(850) 384-3009

Independent Accountants' Report

BOCA CODE SCHOOL LLC
7035 Beracasa Way 207 W
Boca Raton, Florida 33433

We have audited the accompanying balance sheet of BOCA CODE SCHOOL LLC (a Florida Limited Liability Company) as of March 31, 2020 and the related statements of operations, cash flows and member's equity for the three months ending March 31, 2020.

Managements Responsibility for the Financial Statements
These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Auditor's Responsibility
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOCA CODE SCHOOL LLC as of March 31, 2020 and the results of its activities and its cash flows for the period then ended in accordance with generally accepted accounting principles in the United States of America.



Cukjati CPA Pllc

September 23, 2020

2

BOCA CODE SCHOOL LLC
BALANCE SHEET
March 31, 2020

CURRENT ASSETS
Cash and Cash Equivalents	$	16,796		
Prepaid Rent		8,526		
Total Current Assets			$	25,322

FIXED ASSETS
		--

OTHER ASSETS
School Application Costs	$	5,000		
Rental Deposit		17,052		
Intangible Development Costs		4,000		
Total Other Assets				26,052

TOTAL ASSETS	$	51,374

CURRENT LIABILITIES
Accounts Payable	$	2,000		
Total Current Liabilities			$	2,000

LONG-TERM LIABILITIES
	$	--
Total Liabilities	$	2,000

MEMBER'S EQUITY
Member's Contribution	$	50,000		
Earnings		(626)		
Total Member's Equity				49,374

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	51,374

BOCA CODE SCHOOL LLC
STATEMENT OF OPERATIONS
For the three months ending March 31, 2020

SALES		$	0
EXPENSES			
Office Expenses	$	210	
Meals and Entertainment		287	
Professional Fees		79	
Bank Fees		50	
Total Expenses			626
OPERATING INCOME (LOSS)		$	(626)
INTEREST EXPENSE		$	0
NET INCOME BEFORE TAXES		$	(626)
INCOME TAXES		$	0
NET INCOME		$	(626)

Supplemental Cash Flow Disclosure:
Cash Paid for Interest $ 0

BOCA CODE SCHOOL LLC
STATEMENT OF CASH FLOWS
For the three months ending March 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
<table>
<tr><td>Net Income</td><td></td><td></td><td>$</td><td></td><td>(626)</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Adjustments to reconcile Net Income</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>net cash provided by operating activities:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Decrease in operating assets:</td><td>Prepaid Rent</td><td></td><td></td><td></td><td>(8,526)</td></tr>
<tr><td>Increase in operating liabilities:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>   Accounts Payable</td><td></td><td></td><td></td><td></td><td>2,000</td></tr>
<tr><td>Net Cash provided by operating activities</td><td></td><td></td><td></td><td></td><td>(7,152)</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>CASH FLOWS USED BY INVESTING ACTIVITIES</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>   School Application Costs</td><td></td><td>$</td><td>(5,000)</td><td></td><td></td></tr>
<tr><td>   Rent Deposit</td><td></td><td></td><td>(17,052)</td><td></td><td></td></tr>
<tr><td>   Intangible Development Costs</td><td></td><td></td><td>(4,000)</td><td></td><td></td></tr>
<tr><td>   Total (Used) by Investing Activities</td><td></td><td></td><td></td><td></td><td>(26,052)</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>CASH FLOWS FROM FINANCING ACTIVITIES</td><td></td><td></td><td></td><td></td><td>0</td></tr>
<tr><td>   Member Contributions</td><td></td><td></td><td></td><td></td><td>50,000</td></tr>
<tr><td>NET (Decrease) Increase in Cash and Cash Equivalents</td><td></td><td></td><td></td><td>$</td><td>16,796</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Cash and equivalents, June 12, 2020</td><td></td><td></td><td></td><td></td><td>0</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Cash and equivalents, August 27, 2020</td><td></td><td></td><td></td><td></td><td>16,796</td></tr>
</table>

BOCA CODE SCHOOL LLC
CHANGES IN MEMBERS' EQUITY
For the three months ended March 31, 2020

MEMBER'[S EQUITY - Beginning of year	$	0
Net Income	$	(626)
Member's Contributions	$	50,000
MEMBER'S EQUITY - End of year	$	49,374

NOTE A ORGANIZATION

BOCA CODE SCHOOL LLC (the "Company") was organized under the laws of the State of Florida on January 24, 2020 as a Limited Liability Company. The company was founded to create and operate a private school to provide individuals with the training and skills necessary to prepare them for success in today's job markets. The Company's financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company is applying to obtain a license from the State of Florida to operate as a post-secondary educational institution of learning. The company's source of funds were from cash injections and advances from its members. The company had not conducted operations until it commenced its application process in 2020.

As an LLC, the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC, unless otherwise noted, the individual member's liability, for indebtedness of an LLC is limited to the member's actual capital contributions.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The company's accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31, however, the financial statements have been prepared for the three months ending March 31, 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At March 31, 2020, the Company had no such investments. The Company maintains deposits in one financial institution, which could at times exceed amounts covered by insurance provided by the U.S. Federal Deposition Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Adoption of New Accounting Standards

During 2020, the Company adopted Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance from GAAP. The core principal of the Accounting Standards Codification 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which any entity expects to be entitled for those goods and services. The new revenue guidance defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue cognition process than are required under existing GAAP. The guidance requires improved disclosures to help users of the financial statements better understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contacts with customers. The Company adopted this guidance using the modified retrospective approach on January 1, 2020. The adoption of the standard did not have a material impact on the amounts reported in the financial statements, as there was no revenue earned during the year/period ending December 31, 2019.

Revenue and Expense Recognition

The Company's records and reports, assets, liabilities and expenses using the accrual basis of accounting, whereby income is recorded when earned and expenses as incurred.

The Company recognizes revenue from student tuition and fees during the year in which the related services are provided to students. The performance obligation of delivering educational services is simultaneously received and consumed by the students; therefore, the revenue is recognized ratably over the course of the academic year. In addition, the students may have an option for room and board on premises. The performance obligation of providing access to housing and meals is satisfied ratably over the academic period in which the student chooses to live on campus and purchase a weekly meal plan. Contracts for tuition, room, and board are combined into a single portfolio of similar contracts. Payment for tuition and room and board is required before the start of the academic year. All amounts received prior to the commencement of the academic year, including enrollment deposits, are deferred to the applicable period. Scholarships provided to students are recorded as a reduction from the posted tuition and room and board rates at the time revenue is recognized

Fair Value Measurements

The Company follows FASB ASC 820-10 for a single definition and framework for measuring fair value and expanded disclosures resulting in increased consistency and comparability in fair value measurements. Under FASB ASC 820-10, items carried at fair value on a recurring basis consist of accounts receivable and accounts payable. Items carried at fair value on a non-recurring basis generally consist of assets held for sale. The Company also uses fair value concepts to test various long-lived assets for impairment.

Use of Estimates

These financial statements and notes have been prepared in conformity with generally accepted accounting principles and, as such include amounts based on informed estimates and assumptions with consideration given to materiality. Actual results could differ from those estimates and assumptions and may result in material differences to the financial statements.

Property, Plant, and Equipment

The Company capitalizes all property, plant, and equipment acquisitions over $ 1,000. Major replacements, improvements, property, plant, equipment expenditures are recorded at cost. Donated property, plant, and equipment is recorded at the lesser of cost or fair market value.

Deprecation is computed principally by using the straight-line method of depreciation over the estimated useful life of the asset. The useful lives of assets are generally: Leasehold Improvements 2-5 years, vehicles 3-5 years; furniture and office equipment 5-7 years.

Leases

Leases are evaluated and classified as capital or operating in accordance with generally accepted accounting principles. The Company has executed a formal lease for its offices. Classrooms and common areas.

Income Taxes
The Company has elected to be taxed under the Internal Revenue Code as a Disregarded Entity and generally there will not be income taxes due as they are passed through to the Member level. Additionally, the company has not generated a taxable profit and therefore has not provided a reserve for income taxes.

The Company has not incurred any penalties of interest related to its state tax returns since its inception.

Under the new centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service ("IRS") assesses and collects underpayments of tax from the Company instead of from each partner. The Company may be able to pass the adjustments through to its partners by making a push-out election or, if eligible, by electing out of the centralized partnership audit rules.

The collection of tax from the Company is only an administrative convenience from the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, are attributed to the partners. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the partners in the financial statements.

Subsequent Events

Subsequent events have been evaluated by management though the Independent Audit Report date which is the date the financial statements were available to be issued.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States of America. Efforts implemented by local and national governments, as well as businesses, including temporary closures, are expected to have adverse impacts on local, national, and global economies. Although the disruption is currently expected to be temporary, there is uncertainty around the duration and the related economic impact. We do not expect this matter to have an impact on our business or the results of operations and financial position, as the Company cannot begin until the license application, discussed in Note A, is approved by the State of Florida.

NOTE 1   CASH and EQUIVALENTS

The Company utilizes commercial banks for its depositories. As of March 31, 2020 the company's cash accounts consisted of funds deposited with J.P.Morgan/Chase.

NOTE 2 PREPAID RENT and RENT DEPOSIT

On March 16, 2020 the Company members entered into a five year lease for facilities for the school. The lease required a 3 month rental deposit plus a one month rent paid in advance.   The Company paid the required rental deposit of $ 17,051.84 and the prepayment of one month rent in the amount of $ 8,525.92.

NOTE 3 APPLICATION COSTS

School Application Costs represent expenditures that have been made since the report date and are committed for as of the date of this report to advance the Company's application to obtain accreditation to operate a post-secondary school. No reserve or amortization has been recorded as the application has not been formally approved as of the report date. Company formation costs and school application costs that have been paid and committed to as of March 31, 2020 were as follows:

Next Legal Enrollment Agreement and CHAA   5,000

NOTE 4 RETIREMENT PLAN

The Company does not presently offer employees the opportunity to voluntarily contribute to any retirement plan.

NOTE   5 LEASE COMMITTMENTS

The Company's members negotiated a five year plus a 6th year partial lease in their personal names for the school facilities on March 16, 2020. Subsequent to March 16, 2020 the members assigned the lease to the Company. Total rent expense incurred under operating leases for the three months ending March 31, 2020 totaled $ -0-.   The effective date, once construction is complete and the property is delivered to the Company is scheduled to be October 1, 2020. The first month's rent is waived, and the second month (November) rent is prepaid, payments will commence on December 1, 2020.

NOTE 5 LEASE COMMITMENTS (Continued)

For 2020 and periods subsequent, minimum annual future rental commitments under the lease agreements, are as follows:

Fiscal Year End	Rental Expense
November and December 2020	10,399.22
2021	62,813.20
2022	64,484.72
2023	67,064.10
2024	69,754.00
2025	63,485.74
Total	338,000.98

NOTE 6 SUBSEQUENT EVENTS

There have not been any events which would materially affect these financial statements since the report except as follows: The Company has hired Instructors and developers and negotiated software development contracts. Subsequent to March 31, 2020 the Company has received an additional $ 80,000 in loans from its members operated at a net loss of approximately $ 78,000.

APPENDIX D

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT

This Investment Agreement (the "***Agreement***"), by and between Boca Code School, LLC., a New Jersey Limited Liability Company (the "***Company***"), and the purchaser identified on the Investor Information Sheet (the "***Purchaser***").

WHEREAS, the Company is offering up to an aggregate of $200,000.00 of term notes of the Company in the form attached to this Agreement as Exhibit A (the "***Note***," the ***"Term Note"*** or sometimes referred to as the "***Securities***") in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and SEC Regulation Crowdfunding ("***Regulation CF***"); and

WHEREAS, the Purchaser understands that the Offering of the Notes is made pursuant to the Form C found in the Miventure offering, as the same may be amended or supplemented (the "***Form C***");

WHEREAS, the Purchaser wishes to subscribe for and purchase the Note.

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Note set forth on Exhibit A hereto for the aggregate purchase price set forth therein and on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Note will be subject to restrictions on transfer as set forth in this Investment Agreement.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Notes may be allocated among Purchasers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $50,000.00 (the "***Target Offering Amount***"), the closing of the purchase and sale of the Securities (the "***Closing***") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "***Closing Date***").

4. **PAYMENT FOR SECURITIES**. Payment for the Note shall be received by Texas Capital Bank (the "***Escrow Agent***") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company within 48 hours prior to the Closing Date, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Purchaser shall receive notice and evidence of the aggregate dollar amount of the Note owned by Purchaser reflected on the books and records of the Company, which shall bear a notation that the Notes were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

   a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012 .

c) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Investment Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

d) The execution and delivery by the Company of this Investment Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Note) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Investment Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

e) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Investment Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of March 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "*Financial Statements*") have been made available to the Purchaser and appear in the Form C and on the platform of Miventure, Inc. (the "*Intermediary*"). The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Cukjati CPA, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

h) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Note, enter into this Investment Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Note as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells the Note and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

> (aa) Either of Purchaser's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Investment Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
>
> (bb) Both of Purchaser's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Investment Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

b) <u>Information Concerning the Company</u>.

i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Note.

ii. The Purchaser understands and accepts that the purchase of the Note involves various risks, including the risks outlined in the Form C and in this Investment Agreement. The Purchaser represents that it is able to bear any, and all loss associated with an investment in the Note.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Note. It is understood that information and explanations related to the terms and conditions of the Note provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Note, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Note. The Purchaser acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Note for purposes of determining the Purchaser's authority or suitability to invest in the Note.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Note as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Note.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before a Closing Date, each of the Purchaser's representations and warranties contained in this Investment Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Investment Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Note or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Note or (B) made any representation to the Purchaser regarding the legality of an investment in the Note under applicable legal investment or similar laws or regulations. In deciding to purchase the Note, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Note is suitable and appropriate for the Purchaser.

d) Status of Purchaser.

i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Note. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Note and the consequences of this Investment Agreement. The Purchaser has considered the suitability of the Note as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Note and its authority to invest in the Note.

ii. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note or any use of this Investment Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note. Purchaser's subscription and payment for and continued beneficial ownership of the Note will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

e) Restrictions on Transfer or Sale of Securities.

i. The Purchaser is acquiring the Note solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Note. The Purchaser understands that the Note has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Investment Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Investment Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Note is restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the Purchaser may dispose of the Note only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register the Note, or to take action so as to permit sales pursuant to the Securities Act. Even when the Note becomes freely transferable, a secondary market in the Note may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Note for an indefinite period of time.

iii. The Purchaser agrees: that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Note or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE PURCHASER AND THE COMPANY**. The obligations of the Purchaser to purchase and pay for the Note specified on the signature page hereto and of the Company to sell the Note are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Note in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Notes having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Purchaser shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Investment Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Investment Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Investment Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE Purchaser IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS Investment Agreement.

13. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Note by the Purchaser ("***Proceedings***"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in Orlando, Florida which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. **GOVERNING LAW**. This Investment Agreement shall be governed by and construed in accordance with the laws of Florida, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Investment Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Investment Agreement.

16. **COUNTERPARTS**. This Investment Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **CONSENT TO ELECTRONIC DELIVERY.** The Purchaser hereby agrees that the Company may deliver all notices, tax reports and other documents and information to the Purchaser by email or another electronic delivery method. The Purchaser agrees to tell the Company right away if they change their email address or home mailing address so information may be sent to the new address.

18. **NOTICES**. All notices between the Purchaser and the Company will be electronic. The Purchaser will contact the Company by email at the address indicated on the Company Signature Page below. The Company will contact the Purchaser by email at the email address below. Either party may change their email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. The Purchaser should designate the company's email address as a "safe sender" so the company's emails do not get trapped in the spam filter.

19. **BINDING EFFECT**. The provisions of this Investment Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Investment Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

21. **NOTIFICATION OF CHANGES**. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Note pursuant to this Investment Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Investment Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Investment Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Investment Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23. **ELECTRONIC SIGNATURE**. The Purchaser will sign this Investment Agreement electronically, rather than physically.

[SIGNATURE PAGE FOLLOWS]

Company Signature Page

Intending to be bound by this Investment Agreement and the Term Note attached hereto, the Company has executed this document:

BOCA CODE SCHOOL, LLC.	
Signature:	Todd Albert (Dec 15, 2020 16:23 EST)
Name:	Todd Albert
Title:	CEO
Date:	Dec 15, 2020
Email Address:	Todd@bocacode.com
Physical Address:	7035 Beracasa Way #207 Boca Raton, FL 33433

<u>INVESTOR SIGNATURE PAGE</u>

Purchaser:	
Signature:	______________________
Name:	______________________
Date:	______________________
Email Address:	______________________
Physical Address:	______________________
	______________________

Investment Amount (Principal)
$______________________

[THE INVESTOR SIGNATURE PAGE IS SIGNED AFTER THE MIVENTURE CAMPAIGN ENDS.]

EXHIBIT A

TERM NOTE

THIS TERM NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLYING WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF THE ISSUER AND WAS ISSUED PURSUANT TO (i) AN OFFERING MEMORANDUM FILED WITH THE SEC IN CONJUNCTION WITH THE COMPANY'S FORM C, AND (ii) THE INVESTMENT AGREEMENT.

Borrower:	Boca Code School, LLC.
Borrower Address:	7035 Beracasa Way #207 Boca Raton, FL 33433
Borrower Email:	info@bocacode.com
Lifetime of Loan:	48 months / 4 years
Interest Rate	8% yearly
Target Return:	32% total
Payment Frequency:	Monthly
First Payment Date:	No more than sixty (60) days after the offering has ended.
Maturity Date:	Forty-seven (47) months after the first payment date.
Seniority:	Subordinated
Securitization:	Unsecured

FOR VALUE RECEIVED, Boca Code School, LLC., a Florida Limited Liability Company (the "***Borrower***"), does hereby promise to pay the purchaser identified on the Investor Signature Page within the Investment Agreement (the "***Noteholder,***" and together with the Borrower, the "***Parties***"), the principal sum of his/her/its subscription (the "***Loan***"), together with all accrued interest thereon, as provided in this Term Note (the "***Note,***" as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms).

1.   Definitions. Capitalized terms that are not otherwise defined in this Term Note have the meanings given to them in the Company's Investment Agreement or in the Form C and its attachments.

2.   Payment Date; Optional Prepayments.

2.1   Payment Dates. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on the Maturity Date, unless otherwise provided in Section 6.

2.2   Early Repayment. No prepaid amount may be reborrowed. The Borrower may repay the loan in full any time prior to the maturity date and has two (2) options when it comes to early repayment:

(1)   If the business decides to prepay the loan in full prior to the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the half-life of the loan.

Example: If the loan is $100 and the terms is 4 years at a total target return of 40% and the business wants to repay the full loan after only 3 months into the life of the loan, then the business must pay off the principal of $100 and the unpaid accrued interest of $20 (2-years of accrued interest). The total loan due is updated from $140 to $120.

(2)   If the business decides to repay the loan in full after the half-life of the loan, then the business must pay the total unpaid principal and any unpaid accrued interest due up to the month requesting early repayment.

Example: If the loan is $100 and the terms are 4 years at a total target return of 40% and the business wants to repay the full loan on the 30th month payment is due, then the business must pay off the principal of $100 and the unpaid accrued interest of 30 months ($25). The total loan due is updated from $140 to $125.

3.   Interest.

3.1   Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan made hereunder shall bear interest at the Interest Rate agreed upon in the Term Note starting 30 days before the First Payment Date, until the Loan is paid in full, whether at maturity, upon acceleration, by early repayment, or otherwise.

3.2   Interest Payment Dates. Interest shall be payable monthly in arrears to the Noteholder on each Interest Payment Date.

3.3   Computation of Interest. All computations of interest shall be made on the basis of 365 or 366 days, as the case may be and the actual number of days elapsed. Interest shall accrue on the Loan on the day on which such Loan is made and shall not accrue on the Loan for the day on which it is paid.

3.4   Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Borrower under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

4.   Payment Mechanics.

        4.1   Manner of Payments. All payments of interest and principal shall be made in lawful money of the United States of America no later than 12:00 PM on the date on which such payment is due (with a grace period of 24 to 48 hours) by ACH/wire transfer of immediately available funds to the Noteholder's bank account specified in the Miventure App.

        4.2   Application of Payments. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued interest, and third to the payment of the principal amount outstanding under the Note.

        4.3   Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day (ie. weekends, holidays, national holidays), such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

        4.4   Rescission of Payments. If at any time any payment made by the Borrower under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of the Borrower or otherwise, the Borrower's obligation to make such payment shall be reinstated as though such payment had not been made.

5.   Event of Default. The occurrence and continuance of any of the following shall constitute an Event of Default hereunder.

        5.1   Failure to Pay. The Borrower fails to pay (a) any principal amount of the Loan when due or (b) interest or any other amount when due and such failure continues for 30 calendar days after written notice to the Borrower.

        5.2   Cross-Defaults. The Borrower fails to pay when due any of its Debt (other than Debt arising under this Note), or any interest or premium thereon, when due (whether by scheduled maturity, acceleration, demand, or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt.

        5.3   Bankruptcy.

                (a) the Borrower commences any case, proceeding, or other action (i) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Borrower makes a general assignment for the benefit of its creditors;

                (b) there is commenced against the Borrower any case, proceeding, or other action of a nature referred to in Section 5.3(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged, or unbonded for a period of 30 days;

3

(c) there is commenced against the Borrower any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof;

(d) the Borrower takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 5.3(a), Section 5.3(b), or Section 5.3(c); or

(e) the Borrower is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

6.   Remedies. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default, the Noteholder or Miventure Solutions LLC as proxy to this agreement, at its option, by written notice to the Borrower declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder, immediately due and payable.

7.   Miscellaneous.

7.1   No Guarantees of Payment. Nothing contained in this Note or any other agreement or instrument shall be deemed or construed to constitute a guaranty or undertaking by any shareholder, officer or director of the Borrower or any third person of any of the obligations of the Borrower under this Note.

7.2   Choice of Law; Venue and Jurisdiction. This Note shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects, including, but not limited to, the legality of the interest charged hereunder, by the statues, laws and decisions of the Florida. The exclusive venue and/or jurisdiction for any proceeding that may be brought in connection with this Note shall be any federal and state court located in Orange County, Florida and each of the Parties hereto irrevocably consents to such venue and/or jurisdiction.

7.3   Amendments and Waivers. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both of the Parties hereto. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

7.4   Electronic Execution. The words "execution," "signed," "signature," and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001-7006), the Electronic Signatures and Records Act of 1999 (N.Y. State Tech. §§ 301-309), or any other similar state laws based on the Uniform Electronic Transactions Act.

7.5   Severability. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

7.6   Headings. Headings at the beginning of each numbered Section of this Note are intended solely for convenience of reference and are not to be deemed or construed to be a part of this Note.

MERGED FORM CBocaCodeTodd

Final Audit Report   2020-12-15

Created:	2020-12-15
By:	Jason Crystal (jason@miventure.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA9TC8iSd8wjvk0VXvHN0XoFKFEDajhHh_

"MERGED FORM CBocaCodeTodd" History

📄 Document created by Jason Crystal (jason@miventure.com)
2020-12-15 - 9:11:25 PM GMT- IP address: 34.75.170.37

✉️ Document emailed to Todd Albert (todd@bocacode.com) for signature
2020-12-15 - 9:14:03 PM GMT

📄 Email viewed by Todd Albert (todd@bocacode.com)
2020-12-15 - 9:22:55 PM GMT- IP address: 73.138.183.122

✍️ Document e-signed by Todd Albert (todd@bocacode.com)
Signature Date: 2020-12-15 - 9:23:31 PM GMT - Time Source: server- IP address: 73.138.183.122

✅ Agreement completed.
2020-12-15 - 9:23:31 PM GMT